FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC UPDATES INVESTORS ON STRATEGY EXECUTION
*** Progress on restructuring HSBC ***
*** Reaffirmed financial targets***
*** US$2bn cost efficiency savings on an annualised basis to date ***
*** Priority actions to follow through on strategy execution ***

HSBC Holdings plc is today holding an update on Group Strategy for investors and analysts at its London headquarters located at 8 Canada Square, Canary Wharf. Registration for webcast viewing of these presentations is available at www.hsbc.com

Highlights of progress

•   28 transactions to dispose of or exit non-strategic businesses announced since start of 2011 - making HSBC simpler and easier to manage, transferring 15k FTEs, and potentially releasing US$55bn in risk-weighted assets

• Reaffirming financial targets to achieve return on common equity of 12-15%, cost efficiency ratio of 48-52%, and a common equity tier 1 ratio of 9.5-10.5%
• US$2bn sustainable cost savings achieved on an annualised basis to date: anticipated to hit top end of US$2.5-3.5bn savings target by end of 2013
• Integration of HSBC's four global businesses delivered incremental revenue of US$0.5bn in 2011, with a further US$1.5bn anticipated in the short to medium term
• Continued to position HSBC for growth: in 2011, profit before tax increased in fast-growing regions including Hong Kong and Rest of Asia-Pacific (15%) and Latin America (29%)

Stuart Gulliver, Group Chief Executive, commented:
"Since we set out our strategy to make HSBC the leading international bank, we have moved at pace. We are making material progress towards getting HSBC into shape for the future - a simpler, more coherent organisation that is easier to manage and control.

"We are reaffirming our targets, and, while market conditions and changing regulatory costs will continue to influence our performance, we have clear and robust programmes in hand to manage costs and capture opportunities for growth.

"We will continue to simplify HSBC, enabling us to integrate systems and operate to high global standards internationally. We will continue to run off our legacy assets, including the US consumer and mortgage lending book. We are restructuring our US operations, repositioning our Global Private Banking offering, and adapting to the challenges posed to Global Banking & Markets products by the changing regulatory environment.

"Closer integration between our four global businesses and disciplined capital allocation will position HSBC to capture growth. We have increased by an additional US$1bn our assessment of the potential extra revenue achievable from business integration in the short to medium term. We will commit capital to organic growth opportunities in priority growth markets.

"Focusing on these priorities will enable us to make further progress towards delivering our strategy, and becoming the world's leading international bank."

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Investor Relations enquiries to:

London
Guy Lewis	+ 44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+ 44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Media enquiries to:

London
Patrick Humphris	+ 44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Margrit Chang	+ 852 2822 4983	margritchang@hsbc.com.hk

Cautionary Statement Regarding Forward-Looking Statements

This News Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to: changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). HSBC Holdings plc does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 17 May 2012